                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instr. 1(b).

________________________________________________________________________________
1.  Name and Address of Reporting Person*

                           Liberty Media Corporation
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   (Last)                           (First)             (Middle)

                            9197 South Peoria Street
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                                    (Street)

                           Englewood, Colorado 80112
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.  Issuer Name and Ticker or Trading Symbol

                      Liberty Livewire Corporation (LWIRA)

_______________________________________________________________________________
3.  IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.  Statement for Month/Year

                                 February 2001

________________________________________________________________________________
5.  If Amendment, Date of Original


________________________________________________________________________________
6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.  Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                              6.
                                                                                                              Owner-
                                                                                                              ship
                                                                                              5.              Form:     7.
                                                                                              Amount of       Direct    Nature of
                                2.               3.            4.                             Securities      (D) or    Indirect
1.                              Transaction      Transaction   Securities Acquired (A) or     Beneficially    Indirect  Beneficial
Title of Security               Date             Code          Disposed of (D)                Owned at End    (I)       Ownership
(Instr. 3)                     (month/day/year)  (Instr. 8)    (Instr. 3, 4 and 5)            of Month        (Instr.4) (Instr. 4)
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


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
                                                                          (over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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
FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                       9.           Owner-
                                                                                                       Number       ship
                                                                                                       of           Form
            2.                                                                                         Deriv-       of
            Conver-                  5.                              7.                                ative        Deriv-   11.
            sion                     Number of                       Title and Amount                  Secur-       ative    Nature
            or                       Derivative    6.                of Underlying        8.           ities        Secur-   of
            Exer-           4.       Securities    Date              Securities           Price        Bene-        ity:     In-
            cise    3.      Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of           ficially     Direct   direct
            Price   Trans-  action   or Disposed   Expiration Date   ----------------     Deriv-       Owned        (D) or   Bene-
1.          of      action  Code     of(D)         (Month/Day/Year)            Amount     ative        at End       In-      ficial
Title of    Deriv-  Date    (Instr.  (Instr. 3,    ----------------            or         Secur-       of           direct   Owner-
Derivative  ative   (Month/ 8)       4 and 5)      Date     Expira-            Number     ity          Month        (I)      ship
Security    Secur-  Day/    ------   ------------  Exer-    tion               of         (Instr.      (Instr.      (Instr.  (Instr.
(Instr. 3)  ity     Year)   Code V    (A)   (D)    cisable  Date     Title     Shares     5)           4)           4)       4)
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
Convertible $10.00  2/1/01  J         1(Fn1)       immedi-  6/30/08  Class B   8,200,000  $82,000,000  $174,453,571  D
Note (Fn1)  per                                    ately             Common
            share                                                    Stock,
            (Fn1)                                                    par value
                                                                     $.01 per
                                                                     share
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Class B    1-for-1  2/1/01  J         8,200,000    immedi-  N/A      Class A   8,200,000  $10.00 per                 D
Common                                             ately             Common               share (Fn1)
Stock, par                                                           Stock,
value $.01                                                           par value
per share                                                            $.01 per
(Fn1)                                                                share

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Class B    1-for-1  2/23/01  J        53,266       immedi-  N/A      Class A   53,266     $17.20 per   49,058,073    D
Common                       (Fn2)                 ately             Common               share (Fn2)
Stock, par                                                           Stock,
value $.01                                                           par value
per share                                                            $.01 per
                                                                     share
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
Explanation of Responses
See continuation page attached.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instr. 6 for procedure.

/s/ Vivian Carr                                          March 12, 2001
---------------------------------------------            -----------------------
Name:   Vivian Carr                                      Date
Title:  Senior Vice President


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
                         CONTINUATION PAGE TO SEC FORM 4


1.  Name and Address of Reporting Person:

       Liberty Media Corporation
       9197 South Peoria Street
       Englewood, CO  80112

2.  Issuer Name and Ticker or Trading Symbol:

      Liberty Livewire Corporation
      LWIRA


4.  Statement for Month /Year:

      February 2001

Explanation of Responses (footnotes):

(Fn 1)

Liberty Livewire Corporation (as borrower) and Liberty Media Corporation (as lender) are parties to a First Amended and Restated Credit Agreement dated as of December 22, 2000 (the "Credit Agreement"). On February 1, 2001, Livewire issued to Liberty Media a convertible promissory note under the Credit Agreement (a "Convertible Note"), in the aggregate principal amount of $82,000,000. The Convertible Note is convertible into shares of Livewire's Class B Common Stock at a conversion price of $10.00 per share, and (in accordance with the certificate of incorporation of Livewire) each share of Class B Common Stock is convertible at any time, at the option of the holder, into a share of Livewire's Class A Common Stock. Accordingly, the acquisition of the Convertible Note by Liberty Media Corporation represents beneficial ownership of (a right to acquire) shares of the Class A Common Stock or the Class B Common Stock. Since the Convertible Note is convertible into a security that is itself a derivative security, this transaction is reported on two separate lines of Table II. The proceeds of the Convertible Note were used by Livewire in connection with its acquisition of the assets of Group W Network Services from Viacom, Inc. and certain of its affiliates, on February 1, 2001.

From time to time after the date of this report, Livewire may be entitled to borrow up to $34,000,000 in additional convertible loans under the Credit Agreement for other purposes allowed under the terms of that agreement. If additional convertible loans are incurred by Livewire under the Credit Agreement, Liberty Media would have the right to acquire additional shares of Livewire's Class B Common Stock on conversion of such loans, on substantially the same terms as the Convertible Note.

(Fn 2)

Effective February 23, 2001, Liberty Livewire Corporation issued to Liberty Media Corporation 53,266 shares of the Class B Common Stock of Liberty Livewire Corporation, pursuant to an Amended and Restated Stock Option Fulfillment Agreement dated as of June 10, 2000, between Livewire and Liberty Media. The Agreement provided a mechanism for Liberty Media to fund a portion of the cash requirements of Livewire with respect to certain outstanding stock options of Livewire, which options were exercisable for shares of Liberty Media Group tracking stock. The shares reported here represent the final installment of shares issuable by Livewire to Liberty Media under the Amended and Restated Stock Option Fulfillment Agreement.


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